Exhibit 11
Earnings Per Share Earnings per Share are calculated as follows:

	For the years ended
	December 31,
(Dollars in thousands except shares and per share data)	2017	2016	2015
Numerator for basic earnings per share:
Net Income from continuing operations	$7,575	$8,977	$6,603
Less: Dividends on preferred stock	498	1,128	575
Net Income from continuing operations available to common shareholders - basic	7,077	7,849	6,028
Net Income from discontinued operations available to common shareholders - basic and diluted	—	3,935	213
Net Income available to common shareholders	$7,077	$11,784	$6,241

Numerator for diluted earnings per share:
Net Income from continuing operations available to common shareholders - basic	$7,077	$7,849	$6,028
Add: Dividends on preferred stock	—	—	—
Add: Interest on subordinated debt (tax effected)	—	1,390	—
Net Income available to common shareholders from continuing operations - diluted	$7,077	$9,239	$6,028

Denominator:
Total average shares outstanding	10,308,738	8,212,021	8,014,316
Effect of dilutive convertible preferred stock	—	—	—
Effect of dilutive convertible subordinated debt	—	1,837,500	—
Effect of dilutive stock options	131,490	19,212	125,800
Total diluted average shares outstanding	10,440,228	10,068,733	8,140,116

Earnings per share from continuing operations - basic	$0.69	$0.96	$0.75
Earnings per share from discontinued operations - basic	$—	$0.48	$0.03
Earnings per common shareholder - basic	$0.69	$1.44	$0.78

Earnings per share from continuing operations - diluted	$0.68	$0.92	$0.74
Earnings per share from discontinued operations - diluted	$—	$0.39	$0.03
Earnings per common shareholder - diluted	$0.68	$1.31	$0.77

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